Exhibit 12.1

Mohawk Industries, Inc.

Statement Regarding Computation of Earnings to Fixed Charges

(In Thousands, Except Ratio Data)

December 31,

	2010	2011	2012	2013	2014
Fixed rent expense	$105,976	103,416	97,587	116,541	114,529

Principal	70,651	68,944	65,058	77,694	76,353
Interest	35,325	34,472	32,529	38,847	38,176

Total	$105,976	103,416	97,587	116,541	114,529

Fixed charges:
Portion of rent expense representative of interest	$35,325	34,472	32,529	38,847	38,176
Capitalized interest	4,240	6,197	4,577	8,167	9,202
Interest expensed	133,151	101,617	74,713	92,246	98,207

Total fixed charges (1)	$172,716	142,286	111,819	139,260	145,585

Earnings (2):
Earnings before income taxes	$192,648	199,874	304,492	445,571	663,891
Fixed charges	172,716	142,286	111,819	139,260	145,585
Amortization of capitalized interest	5,178	5,607	5,404	5,502	6,182
less:
Capitalized interest	(4,240)	(6,197)	(4,577)	(8,167)	(9,202)

Total earnings	$366,303	341,570	417,138	582,166	806,456

Ratio of earnings to fixed charges	2.1	2.4	3.7	4.1	5.5

(1)	Fixed charges are defined as interest expensed and capitalized plus an estimate of interest within rental expense
(2)	Earnings consists of earnings from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less total capitalized interest